UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Air Methods Corporation

(Exact name of registrant as specified in its charter)

Delaware	0-16079	84-0915893
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

7301 South Peoria, Englewood, Colorado	80112
(Address of principal executive offices)	(Zip Code)

Crystal L. Gordon, Esq.

General Counsel, Secretary, and Senior Vice President
(303) 792-7400

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒                      Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

INFORMATION TO BE INCLUDED IN THE REPORT

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, Air Methods Corporation (the “Company”) is filing this Specialized Disclosure Report on Form SD (the “Form SD”) and the Conflict Minerals Report attached as Exhibit 1.01 hereto (the “Report”) with the Securities and Exchange Commission. The Form SD and the Report will be provided on the Company’s website at www.airmethods.com.

The Company has concluded in good faith that during 2015:

•                  The Company manufactured and contracted to manufacture products as to which conflict minerals are necessary to the functionality or production of such products.

•                  Based on a reasonable country of origin inquiry, the Company knows or has reason to believe that a portion of its necessary conflict minerals originated or may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Countries”) and knows or has reason to believe that those necessary conflict minerals may not be from recycle or scrap sources.

Item 1.02 Exhibits

The information required under this item is incorporated by reference to Item 2.01 herein.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Air Methods Corporation

(Registrant)

/s/ Crystal L. Gordon		05/25/2016
By:	Crystal L. Gordon	(Date)
General Counsel, Secretary and Senior Vice President